CHINA EDUCATION ALLIANCE, INC.
80 Heng Shan Rd. Kun Lun Shopping Mall
Harbin, P.R. China 150090
******

November 18, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attn:     Steven Jacobs, Esq.
Accounting Branch Chief

Re:       China Education Alliance, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Form 10-QSB for Fiscal Quarter Ended March 31, 2005
Form 10-QSB for Fiscal Quarter Ended June 30, 2005
File Number: 333-101167

Gentlemen:

Thank you for your comment letter dated November 16, 2005 (the "Comment Letter") with respect to the above-captioned annual report and quarterly reports. We have filed our Amendment No. 3 to the Form 10-KSB/A of China Education Alliance, Inc. (the "Company"), which incorporate our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

1. Please file your response letter dated October 28, 2005 on EDGAR.

Response:

We filed our response letter dated October 28, 2005 on EDGAR on November 16, 2005.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies and Organization, page 17

2.
We have reviewed your responses to prior comments 3 and 4 and still do not understand your revenue recognition policy. In your response, your state that “revenue is recognized … when the debit cards are delivered and sold by the salesmen or distributors” However, in your Form 10-KSB, you seem to indicate that revenue is recognized at the “time of sale to the distributors.” Please reconcile these inconsistencies for us. Also, please explain why you are unable to track usage when you have told us in you response to prior comment 4 that you determine if a debit card user has sufficient points.

Response:

We revised our Form 10-KSB/A to state clearly that our revenue is recognized when the debit cards are delivered and sold by the salesmen or distributors.

Our debit cards, which are used for the downloadable materials posted on our website, are similar to the prepaid phone cards in the US. We will recognize the revenue as soon as the debit cards are delivered and sold to the end users no matter whether the end users use the points carried by the debit cards or not. The statement that “we are unable to track usage of the debit cards” is specifically for the situation that the end users don’t use the debit cards for the downloadable materials posted on our website after they buy it. However, if the end user uses the debit cards for the downloadable materials posted on our website, the system will track the usage of the points carried by the debit cards according to a preset formula, which is only to determine validation of the debit cards rather than to recognize our revenue.

3.
Please explain how you have evaluated the criteria in SAB 104 to conclude revenue should be recognized at the time debit cards are sold rather than at the time you actually perform services. Please specifically tell us how you concluded that services have been rendered considering the guidance in Questions 2 of Topic 13.A.3.f. Also, please explain the nature of cost of sales related to your debit card revenue stream and on what basis and over what period such expenses are recognized.

Response:

The Company considers that its policy of recognizing revenue from the sale of debit cards at the time of sale by its distributors rather than over time or when services are actually performed to be appropriate because:

*
The Company does not make refunds for any stolen, lost or unused portions of the debit cards sold. The debit cards are similar to the prepaid phone cards in the US. We will recognize the revenue as soon as the debit cards are delivered and sold to the end users no matter whether the end users use the points carried by the debit cards or not. If the end user uses the debit cards for the downloadable materials posted on our website, the system will track the usage of the points carried by the debit cards according to a preset formula, which is only to determine validation of the debit cards rather than to recognize our revenue.

*
The denomination of each debit card of RMB30 (approximate $3.62) is relatively small. Although each debit card has an indefinite validity period, it is the Company’s understanding that most of the students would only buy the debit cards when they have an immediate and continuing need for the educational materials posted and would in fact utilize the debit cards or a significant portion of it within a very short period of time from purchase.

The cost of sales relates to the cost of the debit cards and the depreciation charge for the equipments involved with the maintenance of the website where the educational materials are posted.

4.
We note your response to prior comment five. Please tell us in detail what guidelines your Board of Directors used in determining that a ten year useful life was reasonable for these assets. For example, relevant factors considered may include historical experience in the industry, manufacturers’ estimates, engineering estimates, anticipated use(s) and maintenance policies. Further, please tell us the historical cost of each of the types of assets included in communication equipment and the estimated residual value assigned to each type of asset.

Response:

The Board of Directors determined the useful life of communication equipment in compliance with the taxation regulations regarding the depreciation of fixed assets issued by Chinese government, the historical experience in the industry, our corporate accounting policies and the engineer’s estimates.

The historical cost and estimated residual value of communication equipment are as follows:

Communication Equipment	Historical Cost	Estimated Residual Value

10 sets of DVD home theatres	$ 99,034	$ 4,952
2 sets of servers	$346,672	$17,334
1 satellite	$555,556	$ 27,778
	_________	________
	$1,001,262	$50,064
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Please let us know if you have further questions.

Sincerely,

/s/ Yu, Xi Qun, President

cc: Harold H Martin